PE 3-1-02

02020437

Securities and Exchange Commission
Washington, D.C. 20549

RECD S.E.C.
MAR 1 1 2002
1086

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March 2002 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

PROCESSED
MAR 1 1 2002
THOMSON
FINANCIAL

Río Amazonas 43
Col. Cuauhtémoc, 06500 México D.F., México
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED

JUDGED INFORMATION **Final Printing**

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO 31** **OF** **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. HECTOR TREVIÑO GUTIERREZ	**C.P. RAMON GARCIA ALEGRE**
CHIEF FINANCIAL AND ADMINISTRATIVE OFFICER	**ADMINISTRATIVE OFFICER**

MEXICO, D.F., AT FEBRUARY 18 OF 2002

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		9	726,750,000		726,750,000		322,958	
D		9	427,500,000			427,500,000	189,975	
L		9	270,750,000			270,750,000	120,317	
TOTAL			**1,425,000,000**	**0**	**726,750,000**	**698,250,000**	**633,250**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,425,000,000
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 10
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** Quarter: **4** Year: **2001**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**13,831,140**	**100**	**11,297,498**	**100**
2	**CURRENT ASSETS**	**5,814,897**	**42**	**3,006,419**	**27**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	4,292,827	31	1,758,697	16
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	607,766	4	600,937	5
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	314,084	2	151,395	1
6	INVENTORIES	566,189	4	446,204	4
7	OTHER CURRENT ASSETS	34,031	0	49,186	0
8	**LONG-TERM**	**139,424**	**1**	**153,350**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	139,424	1	153,350	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**6,459,420**	**47**	**6,736,024**	**60**
13	PROPERTY	738,234	5	735,142	7
14	MACHINERY AND INDUSTRIAL	8,066,614	58	8,154,053	72
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	2,638,732	19	2,433,920	22
17	CONSTRUCTION IN PROGRESS	293,304	2	280,749	2
18	**DEFERRED ASSETS (NET)**	**1,417,399**	**10**	**1,401,705**	**12**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,356,547**	**100**	**6,134,937**	**100**
21	**CURRENT LIABILITIES**	**2,388,504**	**38**	**2,029,703**	**33**
22	SUPPLIERS	1,488,712	23	1,233,475	20
23	BANK LOANS	77,423	1	85,501	1
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	341,798	5	199,502	3
26	OTHER CURRENT LIABILITIES	480,571	8	511,225	8
27	**LONG-TERM LIABILITIES**	**2,790,341**	**44**	**3,061,896**	**50**
28	BANK LOANS	2,790,341	44	3,061,896	50
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**976,005**	**15**	**854,996**	**14**
32	**OTHER LIABILITIES**	**201,697**	**3**	**188,342**	**3**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**7,474,593**	**100**	**5,162,561**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**7,474,593**	**100**	**5,162,561**	**100**
36	**CONTRIBUTED CAPITAL**	**3,819,007**	**51**	**3,819,007**	**74**
37	PAID-IN CAPITAL STOCK (NOMINAL)	633,250	8	633,250	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,608,529	22	1,608,529	31
39	PREMIUM ON SALES OF SHARES	1,577,228	21	1,577,228	31
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,655,586**	**49**	**1,343,554**	**26**
42	RETAINED EARNINGS AND CAPITAL RESERVE	4,887,437	65	3,859,638	75
43	REPURCHASE FUND OF SHARES	400,000	5	400,000	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(3,875,779)	(52)	(4,245,473)	(82)
45	NET INCOME FOR THE YEAR	2,243,928	30	1,329,389	26

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**4,292,827**	**100**	**1,758,697**	**100**
46	CASH	189,665	4	0	0
47	SHORT-TERM INVESTMENTS	4,103,162	96	1,758,697	100
18	**DEFERRED ASSETS (NET)**	**1,417,399**	**100**	**1,401,705**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	519,924	37	440,414	31
49	GOODWILL	897,475	63	961,291	69
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**2,388,504**	**100**	**2,029,703**	**100**
52	FOREING CURRENCY LIABILITIES	468,387	20	74,633	4
53	MEXICAN PESOS LIABILITIES	1,920,117	80	1,955,070	96
24	***STOCK MARKET LOANS***	***0***	***100***	***0***	***100***
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**480,571**	**100**	**511,225**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	480,571	100	511,225	100
27	**LONG-TERM LIABILITIES**	**2,790,341**	**100**	**3,061,896**	**100**
59	FOREING CURRENCY LIABILITIES	2,790,341	100	3,061,896	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**976,005**	**100**	**854,996**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	976,005	100	854,996	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**201,697**	**100**	**188,342**	**100**
68	RESERVES	167,625	83	155,160	82
69	OTHERS LIABILITIES	34,072	17	33,182	18
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(3,875,779)**	**100**	**(4,245,473)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(3,875,779)	(100)	(4,245,473)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

18/02/2002 20:08

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,426,393	976,716
73	PENSIONS FUND AND SENIORITY PREMIUMS	167,625	155,160
74	EXECUTIVES (*)	154	143
75	EMPLOYERS (*)	5,350	5,771
76	WORKERS (*)	9,038	9,140
77	CIRCULATION SHARES (*)	1,425,000,000	1,425,000,000
78	REPURCHASED SHARES (*)	0	0

18/02/2002 20:08

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**17,503,853**	**100**	**16,856,528**	**100**
2	COST OF SALES	8,255,516	47	8,324,147	49
3	**GROSS INCOME**	**9,248,337**	**53**	**8,532,381**	**51**
4	OPERATING	5,452,072	31	5,495,907	33
5	**OPERATING INCOME**	**3,796,265**	**22**	**3,036,474**	**18**
6	TOTAL FINANCING COST	49,683	0	568,859	3
7	**INCOME AFTER FINANCING COST**	**3,746,582**	**21**	**2,467,615**	**15**
8	OTHER FINANCIAL OPERATIONS	59,086	0	134,443	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**3,687,496**	**21**	**2,333,172**	**14**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,416,158	8	1,003,783	6
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,271,338**	**13**	**1,329,389**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,271,338**	**13**	**1,329,389**	**8**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,271,338**	**13**	**1,329,389**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	27,410	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,243,928**	**13**	**1,329,389**	**8**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**2,243,928**	**13**	**1,329,389**	**8**

18/02/2002 20:08

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**17,503,853**	**100**	**16,856,528**	**100**
21	DOMESTIC	14,361,974	82	13,697,277	81
22	FOREIGN	3,141,879	18	3,159,251	19
23	TRANSLATED INTO DOLLARS (***)	353,393	2	355,347	2
6	**TOTAL FINANCING COST**	**49,683**	**100**	**568,859**	**100**
24	INTEREST PAID	314,513	633	349,995	62
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	272,392	548	132,540	23
27	EXCHANGE PROFITS	69,039	139	(357,777)	(63)
28	GAIN DUE TO MONETARY POSITION	76,601	154	(6,373)	(1)
8	**OTHER FINANCIAL OPERATIONS**	**59,086**	**100**	**134,443**	**100**
29	OTHER NET EXPENSES (INCOME) NET	59,086	100	134,443	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,416,158**	**100**	**1,003,783**	**100**
32	INCOME TAX	1,267,662	90	828,035	82
33	DEFERED INCOME TAX	25,632	2	57,643	6
34	WORKERS' PROFIT SHARING	122,864	9	118,105	12
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

18/02/2002 20:08

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR **2001**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	17,334,078	16,774,914
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	17,503,853	16,856,528
39	OPERATION INCOME (**)	3,796,265	3,036,474
40	NET INCOME OF MAYORITY INTEREST(**)	2,243,928	1,329,389
41	NET CONSOLIDATED INCOME (**)	2,243,928	1,329,389

18/02/2002 29/01/1999 20:08

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,243,928**	**1,329,389**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,097,217	1,264,525
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**3,341,145**	**2,593,914**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	73,513	(67,302)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**3,414,658**	**2,526,612**
6	CASH FLOW FROM EXTERNAL FINANCING	210,081	(134,472)
7	CASH FLOW FROM INTERNAL FINANCING	(301,590)	(246,310)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(91,509)**	**(380,782)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(789,019)**	**(884,133)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,534,130	1,261,697
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,758,697	497,000
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	4,292,827	1,758,697

18/02/2002 20:08

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,097,217**	**1,264,525**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	762,719	828,728
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	334,498	435,797
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**73,513**	**(67,302)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(169,518)	(67,617)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(138,974)	(13,397)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	15,154	(21,383)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	255,234	140,792
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	111,617	(105,697)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**210,081**	**(134,472)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	330,322	(26,520)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	135,615	99,028
27	(-) BANK FINANCING AMORTIZATION	(255,856)	(206,980)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(301,590)**	**(246,310)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(301,590)	(246,310)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(789,019)**	**(884,133)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(581,380)	(732,606)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(207,639)	(151,527)

18/02/02 20:08

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RATIOS
CONSOLIDATED

JUDGED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	12.82	%	7.89	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	30.02	%	25.75	%
3	NET INCOME TO TOTAL ASSETS (**)	16.22	%	11.77	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	22.69	%	0.23	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.41)	%	0.48	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.27	times	1.49	times
7	NET SALES TO FIXED ASSETS (**)	2.71	times	2.50	times
8	INVENTORIES ROTATION (**)	14.58	times	18.66	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	11	days	11	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.97	%	11.12	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	45.96	%	54.30	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.85	times	1.19	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.27	%	51.13	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	43.20	%	45.46	%
15	OPERATING INCOME TO INTEREST PAID	12.07	times	8.68	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.75	times	2.75	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.43	times	1.48	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.20	times	1.26	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.91	times	0.49	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	179.73	%	86.65	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	19.09	%	15.39	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.42	%	(0.40)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	10.86	times	7.22	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(229.57)	%	35.31	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	329.57	%	64.69	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	73.68	%	82.86	

18/02/2002 20:08

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**
COCA-COLA FEMSA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.58		$ 0.93	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 5.25		$ 3.62	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.21		$ 0.17	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.98	times	4.63	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	13.00	times	20.52	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

18/02/2002 20:08

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT

COCA-COLA FEMSA Announces 25.0%
Operating Profit Growth for 2001

FOURTH QUARTER 2001

Ø Consolidated unit case volume increased by 0.6% as a result of a 1.7% increase in sales volume in the Mexican territories and a 2.8% decrease in Argentina.
Ø Consolidated operating income increased by 12.2% to Ps. 1,028.6 million, reaching a consolidated operating margin of 22.8%, an increase of 2.8 percentage points as compared to fourth quarter 2000. Operating income in Mexico increased by 12.8% during the period and remained flat in Buenos Aires as compared to the fourth quarter of 2000.
Ø Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")1 increased by 1.2% over the fourth quarter of 2000, reaching Ps.1,303 million.
Ø Consolidated majority net income increased by 62.8% to Ps. 755.1 million, resulting in an earnings per share (EPS) of Ps. 0.530 (US$0.577 per ADR).

FULL YEAR 2001

Ø Consolidated unit case volume increased by 4.3%, a result of 3.6% and 6.9% increases in sales volume in the Mexican and Buenos Aires operations, respectively.
Ø Consolidated operating income increased by 25.0% to Ps. 3,796.3 million, reaching a consolidated operating margin of 21.7%, an increase of 3.7 percentage points for the full year 2000. This increase resulted from 25.4% and 8.1% operating income increases in the Mexican and Argentine territories, respectively.
Ø Consolidated earnings, before interest, tax, depreciation and amortization ("EBITDA")1 increased by 14.0% as compared to 2000, reaching a total of Ps. 4,934 million.
Ø Consolidated majority net income increased by 68.8% to Ps. 2,244 million, resulting in an earning per share (EPS) of Ps.1.575 (US$1.715 per ADR).

1 Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the use of EBITDA; however, the management believes that reporting EBITDA is an industry standard and is a useful measure

Mexico City (February 19, 2002) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the year ended December 31, 2001.

"In a year of great economic volatility and industry challenges, Coca-Cola FEMSA has once again demonstrated outstanding financial results, underscoring our ability to execute and connect with our customers and clients. Importantly, we believe that the underlying fundamentals of our business - our channel marketing, our growing commercial network, our management information systems, our Coca-Cola brand portfolio, and our people - are stronger than ever," stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

Full-year 2001, consolidated volume totaled 607.8 million unit cases (MUC)2, a 4.3% improvement over 2000. Sales volume grew by 3.6% and 6.9% in the Mexican and Argentine operations, respectively, during 2001. Fourth quarter 2001 consolidated volume grew by 0.6% over the comparable period in 2000. Favorable average price per unit case on our Mexican territories partially offset declining average unit case pricing in Buenos Aires. As a result, consolidated total revenues increased by 3.8% during 2001. Full-year consolidated operating income increased by 25.0%, and 12.2% in the fourth quarter, as compared to the same period in 2000.

Consolidated EBITDA totaled Ps. 4,934 million in 2001 and Ps. 1,303 million in the fourth quarter, representing increases of 14.0% and 1.2%, respectively. EBITDA margin rose to 28.2%, as compared to 25.7% in 2000. The combination of (i) consolidated volume growth, (ii) favorable costs of some raw materials due to the appreciation of the Mexican peso over the U.S. dollar, (iii) higher fixed-cost absorption driven by sales volume growth, and (iv) fixed-cost reductions resulted in improved profitability.

The integral cost of financing3 amounted to Ps. 49.7 million in 2001 and Ps. (66.4) million in the fourth quarter, representing decreases of 91.3% and 136.1%, respectively. The following factors contributed to the net decrease:

Ø Net interest expense declined by 80.6% in 2001 and 74.3% for the fourth quarter as compared to 2000, due to higher cash holdings and the appreciation of the Mexican peso against the U.S. dollar.
Ø Monetary position cycled from a gain of Ps. 6.4 million in 2000 to a loss of Ps. 76.6 million in 2001, and from a loss of Ps. 12.3 million to a loss of Ps. 36.8 million for the fourth quarter of 2001, as a result of the Mexican inflation adjustments applied to the net monetary assets of our Mexican operations and the Argentine deflation adjustments applied to the net monetary liabilities of our Argentine operations.

2 The unit case is a unit measurement equal to 24 eight-ounce servings.
3 The term "integral cost of financing" refers to the combined financial effects of (i) net interest expense or interest income, (ii) net foreign exchange gains or losses, and (iii) inflation of the monetary position of the Company.

Ø Foreign exchange gain equaled Ps. 69.0 million during 2001 and Ps. 114.2 during fourth quarter 2001, respectively, mainly as a result of the depreciation of the Argentine peso against the U.S. dollar-denominated assets position of the Company in Buenos Aires, which offset the loss generated by the appreciation of the Mexican peso against the U.S. dollar as applied to the dollar denominated cash position of the Company in Mexico. The Company applied an exchange rate of A$1.7 Argentine pesos per U.S. dollar as of

December 31, 2001 (see "Impact of the Devaluation of the Argentine Peso Against the U.S. Dollar", in page # 6).

Other expenses totaled Ps. 59.1 million for full-year 2001 and Ps. 61.1 million for fourth quarter 2001, representing a decrease of 56.1% and 21.3%, respectively. These expenses are primarily related to production and distribution rationalization efforts and headcount optimization.

KOF recognized consolidated income tax, tax on assets, and employee profit sharing expenses of Ps. 1,416.1 million and Ps. 278.8 million for the year and the fourth quarter of 2001, respectively. The average annual effective tax rate decreased from 42.9% in 2000 to 38.4% in 2001, due to the reduction of deferred taxes resulting from the changes to the Mexican Income Tax Law, which will gradually lower the tax rate from 35% in 2002 to 32% in 2005.

Consolidated net income increased by 68.8% for full-year 2001 and by 62.8% for fourth quarter 2001. Net income per share reached Ps. 1.575 (US$1.715 per ADR) for 2001 and Ps. 0.530 (US$0.577 per ADR) for fourth quarter of 2001.

BALANCE SHEET

On December 31, 2001 Coca-Cola FEMSA recorded a cash balance of Ps. 4,293 million (U.S.$467.6 million) and total bank debt of Ps. 2,790 million (U.S.$303.9 million). As compared to December 31, 2000, this represents a Ps. 2,534 million (U.S.$276.0 million) increase in cash and cash equivalents.

MEXICAN OPERATING RESULTS

Sales Volume

Sales volume for the Mexican operations reached 477.9 MUC, a 3.6% improvement over sales volume in 2000. Fourth quarter 2001 sales volume reached 122.4 MUC, an increase of 1.7% over fourth quarter 2000.

The increase in sales volume in our Mexican territories was attributable to (i) the increase in sales volume of Coca-Cola Light by 12.3% and 9.9% for full-year and fourth quarter of 2001, respectively, (ii) the recently introduced Senzao, a new carbonated guarana-flavored brand, which represented 1.8% of the total product mix during 2001, (iii) the volume increase of Ciel and Ciel Mineralizada, Coca-Cola trademark still and sparkling water brands, which grew by 31.0% and 26.1%, respectively, for the full-year 2001 as compared to 2000, (iv) the solid performance of the new 250 ml one-way PET presentation for Delaware Punch, Lift, and Fanta and the 8-ounce one-way non-returnable glass presentation of Coca-Cola, which together accounted for 1.1% of the total packaging mix for the full-year 2001 and for 2.2% of this mix for the fourth quarter of 2001.

During 2001, the Company also recorded a 1.1% real price increase due to a change in product and packaging mix. The improved sales volume combined the real price increase, resulted in a 4.9% increase in total revenues for full-year 2001. During the fourth quarter of 2001, the Company recorded a slight decline in total revenues, as a result of a 2.0% decline in real prices.

Gross Profit

Gross profit improved by 9.3% and 2.5% for full-year and fourth quarter 2001, respectively. As a percentage of net sales, consolidated cost of sales decreased by two percentage points during 2001 as a result of (i) decreases in the price of certain raw materials due to the appreciation of the Mexican peso against the U.S. dollar, and (ii) fixed-cost reductions resulting from the closing of production plants and distribution facilities.

Income from Operations

As a percentage of total sales, selling and administrative expenses decreased for both full-year and fourth quarter 2001 by 1.9 and 1.5 percentage points, respectively, as compared to 2000, reflecting an increase in sales volume, a decrease in distribution costs, and lower bottle and case breakage costs due to a higher non-returnable volume mix.

The combination of improved sales volume, lower cost of sales per unit case and lower selling and administrative expenses, resulted in operating profit increases of 25.4% in 2001 and 12.8% during the fourth quarter of 2001, reaching an operating margin of 25.2% and 26.3% for the full-year 2001 and fourth quarter 2001, respectively.

EBITDA totaled Ps. 4,445 million (U.S.$484.2 million), a 15.5% increase over 2000. Fourth quarter of 2001 EBITDA equaled Ps. 1,166 million (U.S.$127.0 million), an increase of 3.2% versus the comparable period of 2000.

"At the beginning of the year, we converted our Mexican bottling facilities to sugar cane-based production. As a result, the Mexican government's recently imposed excise tax on carbonated soft drinks sweetened with high fructose corn syrup should not significantly affect our profitability," stated Carlos Salazar, Chief Executive Officer of the Company.

ARGENTINE OPERATING RESULTS

Sales Volume

Notwithstanding the difficult economic environment in Argentina, sales volume in Buenos Aires increased by 6.9% during 2001, despite a volume decline of 2.8% during the fourth quarter of 2001.

The sales volume increase in Buenos Aires was attributable to (i) the volume growth of premium brands such as Coca-Cola Light, Sprite Light, and Schweppes, particularly Coca-Cola Light, which grew by 13.2% during 2001 as compared to the same period in 2000, and (ii) the strong performance of value protection brands such as Taí and Crush, which accounted for 11.8% of our total product mix in 2001.

Average real price per unit case in Argentine pesos decreased by 9.0% during 2001 and by 6.5% for the fourth quarter of 2001, as a result of the growth of the value protection brands, a shift in product mix toward larger packaging presentations, and the deteriorated economic environment in Argentina. Total revenues decreased by 7.0% for the fourth quarter of 2001 and declined by 0.5% for the full-year 2001. Other revenues totaled A$12.4 million, mainly representing sales from toll bottling to other bottlers of the Coca-Cola system in Argentina.

Gross Profit

Gross Profit increase by 3.6% and decrease 7.5% for full year and fourth quarter of 2001, respectively. However, as a percentage of net sales, gross profit increased by 1.8 percentage points during 2001 and remained stable for the fourth quarter of 2001, mainly due to fixed-cost reductions resulting from productivity and efficiency initiatives and the closings of the San Justo plant in 2000 and the Roca distribution center in 2001.

Income from Operations

As a percentage of total sales, selling expenses increased by 1.6 percentage points during 2001, representing a 5.1% increase in absolute terms resulting from higher marketing costs for the full year 2001.

Administrative expenses, as a percentage of total sales, decreased 0.5 percentage points, representing a decrease of 9.0% in absolute terms for the full-year 2001 and decreased by 0.6 percentage points for the fourth quarter of 2001, representing a reduction of 17.6% in absolute terms, due to savings achieved from headcount optimization across the Company.

Operating income as a percentage of total revenue increased by 0.6 percentage points during 2001 and 0.7 percentage points for the fourth quarter of 2001, due to a lower cost of sales per unit case, and savings achieved from headcount optimization.

Full-year 2001 EBITDA rose by 2.2% to A$55.0 million, and fourth quarter 2001 EBITDA declined by 13.0% to A$15.4 million, both as compared to the same periods in 2000.

"Several cost-cutting measures helped to drive profitability in Argentina, including the closure of the San Justo plant and Roca distribution centers; headcount optimization; the implementation of a seasonal labor program, which tailors employment directly to seasonal demand; lighter packaging presentations, which reduce presentation costs; and tolling manufacturing to other bottlers to improve plant utilization and efficiency.

In the fourth quarter, our Argentine operations began a pre-devaluation program. In addition to our successful multi-segmentation, channel marketing, and price/revenue management strategies, we are undertaking steps to address the country's current economic situation. These initiatives, which capitalize on our experience with Mexico's past inflationary environment, focus on cash management, developing local suppliers for raw materials and spare parts, optimizing our Argentine distribution network, and adapting our systems to handle different exchange rates and possible inflationary conditions", stated Carlos Salazar, Chief Executive Officer of the Company.

IMPACT OF THE DEVALUATION OF THE ARGENTINE PESO AGAINST THE U.S. DOLLAR

In December 2001, the Argentine Government implemented several economic measures that restricted cash withdrawals from local deposit accounts. Specifically, the government curtailed financial transactions denominated in foreign currencies from December 21, 2001 to January 11, 2002. After this period, the government implemented a dual foreign exchange rate mechanism whereby a controlled exchange rate set at A$1.4 Argentine pesos per U.S. dollar for specific import/export-related transactions coexisted with a free-floating exchange rate determined by demand and supply for local transactions.

Given the economic crisis in Argentina and the uncertainty over the appropriate value of the Argentine peso, the Company recognized a loss generated by the devaluation of the Argentine peso versus the U.S. dollar against its original investment in Argentina.

The income statement was calculated using an exchange rate of one Argentine peso per U.S. dollar for the first eleven months of 2001. For the month of December 2001, the Company used an exchange rate of A$1.7 Argentine pesos per U.S dollar, the exchange rate available in the open market (January 11, 2002). This method resulted in a compounded exchange rate of A$8.891 Argentine pesos per Mexican peso (or A$1.03 per U.S. dollar) for the year.

The Company reflected the impact of the devaluation of the Argentine peso on its balance sheet by restating its foreign currency-denominated fixed assets in Argentina at the controlled exchange rate of A$1.4 Argentine pesos per U.S. dollar and its foreign currency-denominated liabilities and assets in Argentina at the free-floating exchange rate of A$1.7 Argentine pesos per U.S. dollar.

The loss generated by the devaluation of the Argentine peso, which amounted to Ps. 843.6 million (U.S.$91.1 million), was applied against the shareholder's equity of the Company. In order to present comparative figures for previous years and in accordance with accounting guidelines mandating under these circumstances the restatement of the financial results of foreign subsidiaries in past years, the Company used the exchange rates at the close of the fiscal year to restate previous years' balance sheet (A$1.7 per U.S. dollar) and income statement items (A$1.03 per U.S. dollar).

The goodwill generated by the acquisition of our Argentine subsidiary, is considered part of the net investment in Coca-Cola FEMSA de Buenos Aires and is registered in Argentine pesos. For this reason, the impact on the shareholders' equity mentioned above already includes a goodwill reduction of U.S.$60.3 million.

RECENT DEVELOPMENTS

On November 5, 2001, Coca-Cola FEMSA executed a franchise bottling agreement with FEMSA under which it will became the sole franchisee for the bottling, distribution, and sale of Sidral Mundet, Sidral Mundet Bajo en Calorias,

Prisco Mundet, and certain other flavored carbonated beverages (together, the "Mundet brands") in the Valley of Mexico and most of our Southeast of Mexico territory.

The Company expects that the addition of Sidral Mundet, a 100-year-old brand with a strong local heritage and market presence in Mexico, as well as the inclusion of other Mundet brands to the Company's beverage portfolio will expand our volume base and offer us with more flexibility to execute new market strategies. The terms and conditions of the franchise bottling agreement are similar to the current arrangements that Coca-Cola FEMSA has entered into with The Coca-Cola Company for the bottling and distribution of similar Coca-Cola trademark soft drink beverages.

On November 8, 2001, Coca-Cola FEMSA closed its Los Angeles distribution center, one of its 16 distribution facilities in the Valley of Mexico. The Tlalpan distribution facility will consolidate the operations formerly conducted at Los Angeles. The Company expects to realize permanent cost savings and operating efficiencies from the consolidation of the Los Angeles facility.

On November 9, 2001, Moody's Investor Service raised our investment-grade rating from Baa3 to Baa2, and Standard & Poor's raised it from BBB- to BBB on February 8, 2002. The increase of our investment-grade rating was based on our Company's strong business fundamentals, growing financial strength, as well as our role in the Coca-Cola beverage system.

In December 2001, Coca-Cola FEMSA acquired the Sabino Plant in the Valley of Mexico, formerly owned by the Mundet family, for U.S.$7.5 million. This plant has 5 bottling lines with a potential production capacity of 40 MUC. The Company effected this acquisition in order to gain important water rights to bottle soft drinks, to launch the production of the Mundet brands ahead of schedule, and to prepare its operations to produce new Coca-Cola trademark products expected to be launched during 2002.

On January 14, 2002, we began outsourcing our hardware management and maintenance to EDS, one of the leaders in global information technology services. This relationship will refine the focus, flexibility, and efficiency of our operations, yielding significant annual cost savings.

During February 2002, the Company implemented a weighted average nominal price increase of approximately 6.5% in the Valley of Mexico. This price increase should help the Company to enhance its profitability during 2002. It is important to note that the last price increase exercised by the Company in the Valley of Mexico took place during November 2000.

GROWTH EXPECTATIONS 2002

Management currently expects volumes for its Mexican territories to increase in the range of 3%-5% in 2002, and operating income for its Mexican operations to grow in the range of 12%-14% during the same period. Coca-Cola FEMSA´s consolidated capital expenditures budget for 2002 are expected to reach between U.S.$80-$90 million.

In light of the current economic developments in Argentina, the Company is unable to predict the short-term performance of its operations in Buenos Aires. However, the following initiatives are being evaluated to withstand the current situation in Argentina:

· Maintain the profitability of our products (i.e. the Company implemented a weighted average price increase of approximately 22% during January - February, 2002).

· Strengthen our brand portfolio by protecting our core brands focusing on affordability (i.e. evaluating the introduction of returnable packaging presentations).

· Reinforce strategy against price brands (i.e. negotiate larger share of visible space with retailers against price brands).

· Develop new dialogue and relationship with clients (i.e. update commercial terms with clients).

· Explore further cost-cutting initiatives (i.e. develop domestic raw materials and spare parts suppliers).

· Implement a prudent financial strategy (i.e. cash flow management and reduce exposure to U.S. dollar liabilities).

v v v

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has nine bottling facilities in Mexico (including the recently acquired Sabino Plant) and one in Buenos Aires and serves more than 255,000 retailers in Mexico and 72,000 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 4% of Coca-Cola global sales, 26% of all Coca-Cola sales in Mexico and approximately 36% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

v v v

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2001. For comparison purposes, 2000 and 2001 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the December 31, 2001 exchange rate of Ps. 8.89 per A$1.00. In addition, all comparisons in this report for the fourth quarter of 2001, which ended on December 31, 2001, in this report are made against the figures for the comparable period, fourth quarter 2000, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA´s future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "US$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.

The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation in the Financial Information:
The recognition of the effects of inflation in the financial information consists of:

· Restating nonmonetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.

· Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated through the use of factors derived from the National Consumer Price Index ("NCPI").

· Including in stockholders' equity the cumulative result of holding nonmonetary assets, which is the net difference between changes in the replacement cost of nonmonetary assets and adjustments based upon NCPI inflation factors.

· Including in the integral cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using NCPI inflation factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

The Company restates its income statement using NCPI inflation factors determined from the month in which the transaction occurred to the most recent balance sheet date.

Financial information of the Mexican subsidiaries for prior years was restated using NCPI inflation factors. Financial information for foreign subsidiaries, included in the consolidated financial statements, was restated using the inflation rate of the country in which the foreign subsidiary is located, and then translated at the year-end exchange rate of the Mexican peso (see Note 3). Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the respective currencies as of the end of the latest year presented.

b) Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with banks

and brokerage houses valued at quoted market prices.

c) Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined principally based on replacement cost at the time of sale.

d) Advances to Suppliers:
The balances are adjusted by applying NCPI inflation factors, considering their average age, and are included in the inventory account.

e) Prepaid Expenses:
These represent payments for services that will be received over the next twelve months. Prepaid expenses are recorded at historical cost and applied in the income statement in the month in which the services or benefits are received. Prepaid expenses consist primarily of advertising, leasing and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a twelve-month year based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations at the time that the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products and/or presentations. Those costs are recorded as prepaid expenses and amortized over the year, during which they are estimated to increase sales of the related products and/or presentations to normal operating levels, which is generally one year.

f) Property, Plant and Equipment:
These assets are initially recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases, are restated by applying NCPI inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin, and then translated at the year-end exchange rate.

Depreciation of property, plant and equipment is computed using the straight-line method based on the value of the assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets. Depreciation of new property, plant and equipment commences in the year after placement in service.

The annual average depreciation rates of property, plant and equipment are as follows:

	2001
Building and construction	2.4%
Machinery and equipment	4.8%
Distribution equipment	6.7%
Other equipment	14.2%

g) Bottles and Cases:
Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. For financial reporting purposes, breakage is recorded as an expense as it is incurred. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated useful life of approximately five years for returnable glass bottles and one year for returnable plastic bottles. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according with the useful life of such assets.

h) Investments in Shares:
The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI inflation factors.

i) Deferred Charges:
Deferred charges represent payments whose benefits will be received in future years. These consist primarily of:

1. Investment in refrigerators, which are placed in the market in order to showcase and promote the Company's products. These are depreciated over their estimated useful life of three years.
2. Agreements with customers for the right to sell and promote the Company's products during certain years of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, the average term of which is between three and four years.
3. Leasehold improvements, which are restated by applying NCPI factors, considering their average age, and amortized over the term in which the benefits are expected to be received or the term of the related lease, using the straight-line method.

j) Goodwill:
Represents the difference between the price paid over the book value of the shares and / or assets acquired, which is substantially equal to the fair value of such assets. This difference is amortized over a year of no more than 20 years. Goodwill is recorded in the currency used to make the investment and it is restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate.

k) Payments from The Coca-Cola Company:
The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. In addition, since 1999, The Coca-Cola Company has made payments in connection with the Company's refrigeration equipment investment program. These payments are related to the

increase in volume of Coca-Cola products that result from such expenditures, and will be reimbursed if the established conditions in the contracts are not met. These grants are recorded in 'Deferred Charges' net of participation of The Coca-Cola Company.

l) Labor Liabilities:
Labor liabilities include liabilities for the pension and retirement plan, and seniority premium, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be nonmonetary, and are restated using NCPI inflation factors, with such restatement presented in stockholders' equity. The increase for the year in labor liabilities is charged to expense in the income statement.

The unamortized prior service costs of the pension and retirement plan, and seniority premium are recorded as expenses in the income statement, and are amortized over the estimated 14-year year during which the employees will receive the benefits of the plan, beginning in 1996.

The subsidiaries of the Company (except Coca-Cola FEMSA Buenos Aires) have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net.

m) Revenues Recognition:
Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods.

n) Income Tax, Tax on Assets and Employee Profit Sharing:
Beginning in 2000 the Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4. "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and tax on assets are determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the bases for employee profit sharing that are expected to turn around within a defined year.

The balance of deferred taxes is comprised of monetary and nonmonetary items, based on temporary differences from which it is derived.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding form both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings ad minority interest.

Each subsidiary determines and records its taxes as if it had filed separately based on the tax incurred during the year, in accordance with tax legislation. Therefore, the income tax provision reflected in the consolidated financial statements represents the sum of the provision for the subsidiaries and Coca-Cola FEMSA.

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. Beginning in 1999, estimated tax payments through the parent company were eliminated, and the benefits of tax consolidation are limited to 60% of the shareholders' participation in the subsidiaries. Priorly were 100%.

o) Integral Result of Financing:
The integral result of financing includes:

Interest:
Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains or Losses:
Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries.

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position for Mexican subsidiaries is computed applying the NCPI to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies.

The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the year-end exchange rate.

p) Financial Instruments:
The Company contracts financial instruments to manage the financial risks associated with its operations. The premium paid for these instruments is recognized in prepaid expenses and its cost is recognized in earnings using

the straight-line method. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses. If he instrument is used to manage the risks related with the financing operations, the effects is recorded in interest expense or in the foreign exchange loss (gain), depending on the related contract.

Prior to 2000, the Company recorded in the result of the year the effect of financial instruments at their maturity date except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract.

Beginning in January 2001, Bulletin C-2 "Instrumentos Financieros" (Financial Instruments) went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purpose be valued using the same valuation criteria applied to the hedged asset or liability. Additionally, the financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the year.

q) Restatement of Stockholders' Equity:
The objective of this restatement is to present stockholders' equity in terms of the purchasing power of the Mexican peso as of the date of the most recent balance sheet

r) Cumulative Result of Holding Nonmonetary Assets:
The cumulative result of holding non-monetary assets represents the sum of the differences between book values and restatement values, as determined by applying NCPI inflation factors to nonmonetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

s) Comprehensive Income:
Comprehensive income is comprised of the net income for the year, plus any other items of revenues, expenses, gains and losses, which are recognized directly in stockholders' equity. Such items include the cumulative translation result and the cumulative result of holding nonmonetary assets and are presented in the Consolidated Statement of Changes in Stockholders' Equity.

t) Earnings per Share:
This represents the earnings corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year, in conformity with Bulletin B-14, "Earnings per Share".

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**
COCA-COLA FEMSA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 PROPIMEX S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	62,469,249	99.99	383,414	918,982
3 ADMINISTRACION Y ASESORIA INTEGRAL S.A DE C.V.	SERVICIOS ADMINISTRATIVOS	55,847	99.99	77,761	7,291
4 INMUEBLES DEL GOLFO S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	5,570,863	99.99	398,793	685,662
5 REFRESCOS Y AGUAS MINERALES S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	8,734,500	99.99	7,268	83,493
6 COCA-COLA FEMSA DE BUENOS AIRES S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	52,694,342	100.00	335,892	2,425,198
7 ELIMINACION DE ACCIONES		1	0.00	(1,203,128)	(4,120,626)
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
1 INDUSTRIA EMBASADORA DE QUERETARO S.A. DE C.V.	EMBOTELLADO	98,232	19.60	11,082	58,953
2 CICAN	EMBOTELLADO	9,620	48.10	36,154	78,759
3 OTRAS		1	0.00	1,695	1,712
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**48,931**	**139,424**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**139,424**

NOTES

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: 4 YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,228,620	161,401	1,067,219	1,054,711	338,762	1,783,168
MACHINERY	2,655,115	686,417	1,968,698	1,375,848	454,438	2,890,108
TRANSPORT EQUIPMENT	641,155	88,391	552,764	620,333	597,340	575,757
OFFICE EQUIPMENT	43,034	13,821	29,213	115,592	85,134	59,671
COMPUTER EQUIPMENT	273,667	124,559	149,108	(52,365)	9,807	86,936
OTHER	87,886	62,018	25,868	22,866	16,489	32,245
DEPRECIABLES TOTAL	**4,929,477**	**1,136,607**	**3,792,870**	**3,136,985**	**1,501,970**	**5,427,885**
NOT DEPRECIATION ASSETS						
GROUNDS	280,281	0	280,281	457,950	0	738,231
CONSTRUCTIONS IN PROCESS	285,006	0	285,006	8,298	0	293,304
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**565,287**	**0**	**565,287**	**466,248**	**0**	**1,031,535**
TOTAL	**5,494,764**	**1,136,607**	**4,358,157**	**3,603,233**	**1,501,970**	**6,459,420**

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

JUDGED INFORMATION

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
SINDICATED / VARIOUS	11/01/1996	9.40	0	0	0	0	0	0	0	0	0	0	0	918,000	0	0
SINDICATED / VARIOUS	15/09/1994	8.95	0	0	0	0	0	0	0	0	0	0	0	0	0	1,836,000
RABOBANK/VARIOUS B.A			0	0	0	0	0	0	0	0	0	1,272	0	0	0	0
BANQUE PARIBAS			0	0	0	0	0	0	0	0	0	4,608	0	0	0	0
VARIOUS/INTERESTS			0	0	0	0	0	0	0	0	0	65,358	1,973	1,973	0	0
GE CAPITAL LEASING, S.A. DE	27/10/2000	9.44	0	0	0	0	0	0	0	0	0	6,185	6,185	6,185	6,185	13,840
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**77,423**	**8,158**	**926,158**	**6,185**	**1,849,840**

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
CONCENTRATE			229,757	0	0	0	0	0	0	0	0	60,430	0	0	0	0
SUGAR			78,281	0	0	0	0	0	0	0	0	0	0	0	0	0
FRUCTOSE			81,211	0	0	0	0	0	0	0	0	22,381	0	0	0	0
BOTTLE			40,380	0	0	0	0	0	0	0	0	960	0	0	0	0
PETALOIDE			163,418	0	0	0	0	0	0	0	0	22,857	0	0	0	0
PACKAGE MATERIAL			25,356	0	0	0	0	0	0	0	0	7,494	0	0	0	0
LABEL			0	0	0	0	0	0	0	0	0	10,974	0	0	0	0
MECHANICAL PARTS			4,455	0	0	0	0	0	0	0	0	17,722	0	0	0	0
OTROS			611,739	0	0	0	0	0	0	0	0	111,297	0	0	0	0
TOTAL SUPPLIERS			**1,234,597**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**254,115**	**0**	**0**	**0**	**0**

20:13 18/02/2002

STOCK EXCHANGE CODE: KOF
COCA-COLA FEMSA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
VARIOUS			343,722	0	0	0	0	0	0	0	0	136,849	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			343,722	0	0	0	0	0	0	0	0	136,849	0	0	0	0
			1,578,319	0	0	0	0	0	0	0	0	468,387	8,158	926,158	6,185	1,849,840

NOTES

THE LIABILITIES IN FOREIGN CURRENCY ARE CONTRATED IN US DOLLARS.
THE EXCHANGE RATE IS 9.18 PESOS PER US DOLLAR.

20:13 18/02/2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**

COCA-COLA FEMSA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	2,333	21,414	0	0	21,414
TOTAL	**2,333**	**21,414**			**21,414**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	28,809	264,467	0	0	264,467
TOTAL	**28,809**	**264,467**			**264,467**
NET BALANCE	**(26,476)**	**(243,053)**			**(243,053)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**182,935**	**1,679,343**	**251,863**	**2,312,100**	**3,991,443**
LIABILITIES POSITION	**311,731**	**2,861,688**	**61,470**	**564,287**	**3,425,975**
SHORT TERM LIABILITIES POSITION	7,772	71,347	43,251	397,041	468,388
LONG TERM LIABILITIES POSITION	303,959	2,790,341	18,219	167,246	2,957,587
NET BALANCE	**(128,796)**	**(1,182,345)**	**190,393**	**1,747,813**	**565,468**

NOTES

THE EXCHANGE RATE IS 9.18 PESOS PER US DOLLAR
THE OTHER CURRENCIES BALANCE INCLUDE OUR SUBSIDIARIE IN BUENOS AIRES, ARGENTINA.

18/02/2002 20:13

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

JUDGED INFORMATION

**CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,543,833	2,275,288	(268,545)	0.55	(1,477)
FEBRUARY	2,517,290	2,132,637	384,653	0.06	239
MARCH	2,895,595	2,404,995	(490,600)	0.50	(2,453)
APRIL	2,993,157	2,632,127	(361,030)	0.37	(1,336)
MAY	2,740,617	2,777,327	36,710	0.32	117
JUNE	3,237,472	2,670,454	(567,018)	0.41	(2,325)
JULY	3,349,030	2,727,295	(621,735)	0.26	1,617
AUGUST	3,641,188	2,694,621	(946,567)	0.59	(5,585)
SEPTEMBER	3,726,002	2,623,739	(1,102,263)	0.93	(10,251)
OCTOBER	3,942,614	2,557,028	(1,385,586)	0.45	(6,235)
NOVEMBER	4,182,717	2,636,754	(1,545,957)	0.38	(5,874)
DECEMBER	4,263,805	2,486,312	(1,777,493)	0.14	(2,488)
ACTUALIZATION:	0	0	0	0.00	(761)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	(39,789)
OTHER	0	0	0	0.00	0
TOTAL					**(76,601)**

18/02/2002 20:13

NOTES

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**
COCA-COLA FEMSA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NA

ACTUAL SITUATION OF FINANCIAL LIMITED
NA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **KOF** QUARTER: **4** YEAR: **2001**
COCA-COLA FEMSA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CEDRO	BOTTLING AND PRODUCTION	58,077	70
TLALPAN	BOTTLING AND PRODUCTION	25,077	39
CUAUTITLAN	BOTTLING AND PRODUCTION	189,728	78
REYES	BOTTLING AND PRODUCTION	107,257	48
TOLUCA	BOTTLING AND PRODUCTION	208,000	71
IXTACOMITAN	BOTTLING AND PRODUCTION	85,085	77
OAXACA	BOTTLING AND PRODUCTION	14,376	76
JUCHITAN	BOTTLING AND PRODUCTION	17,289	73
SAN CRISTOBAL	BOTTLING AND PRODUCTION	17,027	60
ALCORTA(BUENOS AIRES,ARG.)	BOTTLING AND PRODUCTION	206,700	61

18/02/2002 20:14

NOTES

THE TLALPAN PLANT'S PRODUCTION LINE NO. 1 WILL BE CLOSED ON APRIL 27.
THE TLALPAN PLANT'S PRODUCTION LINE NO. 2 AND THE ENTIRE PLANT WILL BE CLOSED ON MAY 15.
THE OAXACA PLANT'S PRODUCTION LINE NO. 1 WILL BE CLOSED IN JANUARY.
INSTALLED CAPCITY IS COMPUTED BASED ON THE CAPACITY AS OF DECEMBER 31, 2001 AND THE UTILIZATION WAS COMPUTED CONSIDERING THE AVERAGE CAPACITY DURING 2001

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
SUGAR	PROMESA				
CONCENTRATE	COCA-COLA DE MEXICO				
CONCENTRATE	COCA-COLA DE ARGENT				
PACKING MATERIAL	FEMSA EMPAQUES				

NOTES

18/02/2002 20:14

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SOFTDRINKS	581,539	8,255,516	477,957	14,361,974		COCA-COLA, FANTA SPRITE,SPRITE LIGHT DELAWARE PUNCH SENZADO, BEAT FRESKA	CONSUMER
TOTAL		8,255,516		14,361,974			

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
			129,878	3,141,879		SPRITE,SPRITE LIGHT QUATRO, TAI, KIN COCA-COLA,FANTA COCA-COLA LIGHT BLACK FIRE	CONSUMER
TOTAL				3,141,879			

NOTES

THE VOLUM IS PRESENTED IN THOUSANDS OF UNIT CASES(24 BOTTLES OF 8OZ.)
THE MARKET SHARE IS NOT AVAILABLE.
THE FOREIGN SALES ARE FROM OUR SUBSIDIARIE IN BUENOS AIRES, ARGENTINA.

18/02/2002 20:14

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : *2000* — 929,506,192

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,425,000,000

[X] ARE THE FIGURES FISCALLY AUDITED?

[ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A,L	1,425,000,000.00	28/03/2001	204,487,500.00
2	D	1,425,000,000.00	05/04/2001	87,637,500.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	4,487,502,289
- DETERMINED INCOME	368,301,165
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	122,679,225
- DETERMINED RFE	3,435,213,246
- NON DEDUCTABLES	41,475,057
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 625,995,736

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,425,000,000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	1,425,000,000

STOCK EXCHANGE COI KOF QUARTER: 4 YEAR: 2001

RAZON SOCIAL: **COCA-COLA FEMSA, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000**	26,943,603,930
Number of Shares Outstanding at the Date of the NFEAR: (Units)	1,425,000,000

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	4,487,502,289
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	122,679,225
- NON-DEDUCTABLES	41,475,057
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	888,134,761
DETERMINATED RFE OF THE FISCAL YEAR	3,435,213,246
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9,286
NFER FROM THE PERIOD	2,232,957,314

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 2001	5,107,746,388
Number of shares Outstanding at the Date of the NFEAR (Units)	1,425,000,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

18/02/2002

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

FECHA : **18/02/2002** 20:14

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JOSE ANTONIO FERNANDEZ CARBAJAL

CARGO **VICEPRESIDENTE(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : NA NA NA NA

CARGO **ADMINISTRADOR(ES)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. CARLOS SALAZAR LOMELIN

CARGO **CONSEJERO(S) HONORARIO(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. EUGENIO GARZA LAGUERA

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. HERBERT ALLEN III

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. JUAN CARLOS BRANIFF HIERRO

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : MR. JAMES CHESNUT

VIGENCIA DEL : 01/01/2001 AL : 31/12/200
NOMBRE : ING. ALFONSO GARZA GARZA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. ARMANDO GARZA SADA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. BARBARA GARZA GONDA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. RICARDO GUAJARDO TOUCHE

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. ALFREDO MARTINEZ URDAL

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : MR. CHARLES MC TIER

CLAVE DE COTIZACION: KOF   FECHA: 18/02/200: 20:14

FAX:	(55)52923473

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410

CLAVE DE COTIZACION: KOF **FECHA:** 18/02/200: 20:14

CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (81)83-28-61-80
FAX: (81)83-28-61-81

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO SUPLENTE
NOMBRE: SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO: ALFONSO REYES # 2202 NTE.
COLONIA: VELLA VISTA
C. POSTAL: 06500
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (81)8328-50-00
FAX: (81)8375-48-99

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE: LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-20
FAX: (55)52-92-34-74

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: C.P. RAMON GARCIA ALEGRE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: C.P. RAMON GARCIA ALEGRE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73

CLAVE DE COTIZACION: KOF **FECHA:** 22/02/200 17:47

C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 50-81-51-00
FAX: 52-92-34-73
E-MAIL: rgarcia@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: KOF **FECHA:** 18/02/200: 20:14

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA, S.A. DE C.V.
DO MICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	50815100
FAX:	52923473
E-MAIL:	www.cocacola-femsa.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-60-28
FAX:	(81)8328-60-29

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. CARLOS SALAZAR LOMELIN
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100

CLAVE DE COTIZACION: KOF **FECHA:** 18/02/200: 20:14

FAX: (55)52923473

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE: ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50815100
FAX: (55)52923473

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: C.P. RAMON GARCIA ALEGRE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE: C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE: ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO
NOMBRE: LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE.
COLONIA: BELLA VISTA
C. POSTAL: 64410

CLAVE DE COTIZACION: KOF **FECHA:** 18/02/200: 20:14

CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)83-28-61-80
FAX:	(81)83-28-61-81

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO SUPLENTE
NOMBRE:	SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	VELLA VISTA
C. POSTAL:	06500
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-50-00
FAX:	(81)8375-48-99

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE:	LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-20
FAX:	(55)52-92-34-74

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: March 11, 2002

By: ______________________

Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer